UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-65183

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AltAccess Securities Company, L.P.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

325 N. Saint Paul St., Floor 30
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Henry Talbot	214-356-8038	henry.talbot@beneficient.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

325 N. Saint Paul St., Suite 3100	Dallas	Texas	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Henry Talbot, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AltAccess Securities Company, L.P., as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President & Chief Compliance Officer

[signature]

Notary Public

MARLA BRATCHER
Notary Public, State of Texas
Comm. Expires 06-12-2025
Notary ID 131168305

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALTACCESS SECURITIES COMPANY, L.P.

**Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission**

For the Year Ended December 31, 2023

(With Report of Independent Registered Public Accounting Firm)

ALTACCESS SECURITIES COMPANY, L.P.
INDEX



Report of Independent Registered Public Accounting Firm

To the General Partner and
Audit Committee of
AltAccess Securities Company, L.P.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of AltAccess Securities Company, L.P. (the Partnership) as of December 31, 2023, the related statements of operations, changes in partners' capital, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The supplemental information is the responsibility of the Partnership's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company, LLC

We have served as the Partnership's auditor since 2019.

Dallas, Texas
April 1, 2024

ALTACCESS SECURITIES COMPANY, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS		
Cash and cash equivalents	$	402,043
Commissions receivable		730,747
Prepaid expenses		4,900
TOTAL ASSETS	$	1,137,690
LIABILITIES AND PARTNERS' CAPITAL		
Commissions payable	$	610,375
Accrued expenses		36,037
TOTAL LIABILITIES		646,412
PARTNERS' CAPITAL		491,278
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	1,137,690

The accompanying notes are an integral part of these financial statements.

ALTACCESS SECURITIES COMPANY, L.P.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUE		
Commission Income	$	767,371
Interest income		5,152
Total revenue		772,523
EXPENSES		
Commissions		664,163
Compensation and benefits		204,380
Occupancy and equipment		66,896
Regulatory fees and expenses		60,203
Professional and legal fees		190,457
Communications		35,628
Other expenses		24,842
Total expenses		1,246,569
Loss before taxes		(474,046)
Provision for state income taxes		-
NET LOSS	$	(474,046)

The accompanying notes are an integral part of these financial statements.

ALTACCESS SECURITIES COMPANY, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2023

	General Partner	Limited Partners	Total
Beginning Balance, January 1, 2023	$ 691	$ 111,633	$ 112,324
Contributions	-	853,000	853,000
Net loss	(47)	(473,999)	(474,046)
Ending Balance, December 31, 2023	$ 644	$ 490,634	$ 491,278

The accompanying notes are an integral part of these financial statements.

ALTACCESS SECURITIES COMPANY, L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES

NET LOSS	$	(474,046)
Adjustments to reconcile net loss to net cash		
provided used in operating activities:		
(Increase) decrease in assets:		
Commissions receivable		(730,747)
Prepaid expenses		8,400
Increase (decrease) in liabilities:		
Accounts payable		(2,500)
Commissions payable		610,375
Accrued expenses		(24,215)
Cash used in operating activities		(612,733)

CASH FLOWS FROM FINANCING ACTIVITIES

Capital contributions		853,000
Cash provided by financing activities		853,000
NET INCREASE IN CASH		240,267
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		161,776
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	402,043

SUPPLEMENTAL INFORMATION:

CASH PAID FOR INTEREST	$	-
CASH PAID FOR INCOME TAXES	$	-

The accompanying notes are an integral part of these financial statements.

1. BUSINESS

AltAccess Securities Company, L.P. (formerly known as MHT Securities, L.P., Ben Securities Company, L.P., and Beneficient Securities Company, L.P.), (the "Partnership") was formed, under the laws of the State of Texas, as a partnership on November 17, 2001, and will continue indefinitely until termination at the discretion of the general partner. The Partnership is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker-dealer, and with the Securities and Exchange Commission ("SEC") under the Federal Securities Exchange Act of 1934 ("Act"). The Partnership participates in the private placement of securities of its affiliates. The general partner is Ben Markets Corporate Holdings, L.L.C.

On March 28, 2022, Ben Markets Management Holdings, L.P., a subsidiary of Ben Markets Corporate Holdings, L.L.C., completed its 100% acquisition of MHT Securities, L.P. for $0.3 million.

2. SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

Basis of Presentation

The Partnership's financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"), and in conformity with the rules and regulations of the SEC.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2023, the Partnership had net capital of $366,006, which was in excess of its required net capital of $43,094. The Partnership's ratio of aggregate indebtedness to net capital ratio was 1.77 to 1.

Revenue and Cost Recognition

Revenues are recorded when (i) a contract has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Partnership has satisfied the applicable performance obligation. The expenses that are directly related to such transaction are recorded as incurred and presented with operating expenses. Revenues associated with the reimbursement of such expenses are recorded when the Partnership is contractually entitled to reimbursement and presented within other income.

The accompanying notes are an integral part of these financial statements.

Expense Allocations

Certain expenses (including, but not limited to, payroll costs and rent expense) are allocated to the Partnership by a related party based on the terms of the current expense sharing agreement. The majority of these expenses are the responsibility of the related party and are not due or payable directly by the Partnership.

Income Taxes

Net earnings are allocated to the partners based on their ownership percentages. Federal income taxes on Partnership income are payable personally by the partners. Accordingly, no provision has been made for federal income taxes. The Partnership is subject to state margin taxes.

The Partnership accounts for uncertain tax positions in accordance with ASC 740-10, *Accounting for Uncertainty in Income Taxes*. ASC 740-10 provides several clarifications related to uncertain tax positions. Most notably, a "more likely-than-not" standard for initial recognition of tax positions, a presumption of audit detection and a measurement of recognized tax benefits based on the largest amount that has a greater than 50 percent likelihood of realization. ASC 740-10 applies a two-step process to determine the amount of tax benefit to be recognized in the financial statements. First, the Partnership must determine whether any amount of the tax benefit may be recognized. Second, the Partnership determines how much of the tax benefit should be recognized (this would only apply to tax positions that qualify for recognition). As of December 31, 2023, the Partnership had no uncertain tax positions. Accordingly, the Partnership has not recognized any penalty, interest or tax impact related to uncertain tax positions. The statute of limitations differs from state to state; however, generally, tax years 2020-2023 remain open to examination as of the balance sheet date.

Concentration of Credit Risks

Concentrations of credit risks consist of cash maintained in banks and accounts receivable (if applicable). The Partnership places its cash with quality financial institutions and by policy, limits the amount of exposure to any one financial institution. At times during the year, however, cash in banks may exceed federally insured limits.

3. RELATED PARTY TRANSACTIONS

Common Control

The Partnership and various entities are under common control, and the existence of that control creates operating results and financial positions that could be significantly different than if the entities were autonomous.

Allocated Expenses

The Partnership shares expenses with a related party. The Partnership's allocation of shared expenses for the year ended December 31, 2023, was $326,311. The Partnership's allocation of shared expenses included $17,165 of commissions, $204,380 in compensation and benefits, $66,896 of occupancy and equipment, $947 of professional and legal fees, $13,503 of communications, and $23,420 of other expenses. As of December 31, 2023, a total of $24,222 owed to a related party is reflected in accrued expenses in the statement of financial condition.

The accompanying notes are an integral part of these financial statements.

4. PARTNERS' CAPITAL

The management, control and direction of the Partnership and its operations, business and affairs is vested exclusively in the General Partner. Additional capital contributions and distributions are made at the discretion of the General Partner in accordance with the Partnership agreement. Income and losses are allocated .01% to the General Partner and 99.99% to the Limited Partners, in proportion to their respective sharing ratios. To the extent required by law, Limited Partners shall not be personally liable for the obligations of the Partnership.

5. COMMITMENTS AND CONTINGENCIES

The Partnership does not have any commitments, guarantees or contingencies. The Partnership is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

6. REVENUE RECOGNITION

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Partnership expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Partnership is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred, and discretion in establishing the price.

Commission Revenue

The Partnership provides secondary market services to potential buyers and sellers of alternative investments and pooled investment vehicles. The Partnership's affiliates may also act as a potential buyer or seller of these investments. The Partnership charges commissions upon the successful transfer of ownership between buyers and sellers of the alternative investment or interest in a pooled investment vehicle.

7. SUBSEQUENT EVENTS

The Partnership has reviewed events that have occurred after December 31, 2023 through April 1, 2024, the date the financial statements were available to be issued. During this period, the Partnership did not have any material subsequent events.

The accompanying notes are an integral part of these financial statements.